Exhibit 99(a)(1)(C)

Offer to Purchase for Cash

Any and All Outstanding Preferred Shares

(including Preferred Shares represented by American Depositary Shares)

of

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

at

R$33.00 per Preferred Share

by

TELEMAR NORTE LESTE S.A.

Pursuant to the Offer to Purchase dated July 18, 2008

THIS TENDER OFFER CAN BE ACCEPTED AND TENDERED SHARES CAN BE WITHDRAWN, IN THE CASE OF HOLDERS OF AMERICAN DEPOSITARY SHARES TENDERING THROUGH THE BANK OF NEW YORK MELLON, AS ADS TENDER AGENT, BY 11:00 A.M., NEW YORK CITY TIME, AND IN THE CASE OF HOLDERS OF PREFERRED SHARES TENDERING DIRECTLY BY 5:00 P.M. BRASÍLIA TIME (4:00 P.M., NEW YORK CITY TIME), IN EACH CASE ON AUGUST 18, 2008, UNLESS THE TENDER OFFER IS EXTENDED OR EARLIER TERMINATED.

July 18, 2008

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Enclosed for your consideration are the Offer to Purchase, dated July 18, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal to transmit ADSs (the “Letter of Transmittal,” and together with the Offer to Purchase, as amended or supplemented from time to time, the “Offer Documents”) relating to the tender offer by Telemar Norte Leste S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil (“Telemar”), to purchase any and all outstanding preferred shares, no par value (including preferred shares represented by American Depositary Shares, or “ADSs”), of Tele Norte Celular Participações S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil (“TNCP”) at a price of R$33.00 per preferred share (for reference, equivalent to approximately U.S.$20.68 per ADS based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m., Brasília time (the “PTAX exchange rate”) on July 16, 2008, which was U.S.$1.00 = R$1.5956) in cash, net of the stock exchange and settlement fees described in the Offer Documents, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer Documents.

For purposes of determining the number of preferred shares tendered pursuant to the tender offer we will aggregate shares tendered pursuant to the tender offer, shares underlying ADSs tendered pursuant to the tender offer and shares tendered pursuant to the related Brazilian Offer Documents (as defined in the Offer to Purchase).

ADS holders tendering through The Bank of New York Mellon, as ADS Tender Agent (the “ADS Tender Agent”), will receive payment in U.S. dollars, which will also be net of expenses for converting Brazilian reais to U.S. dollars and fees associated with the cancellation of the ADSs representing preferred shares purchased in the tender offer. In the case of tendered ADSs, the Brazilian reais offer price will be converted into U.S. dollars by the ADS Tender Agent based on the spot market rate available on the date payment is received by the ADS Tender Agent for preferred shares purchased in the tender offer.

There is no separate tender offer being made in the United States to acquire preferred shares or ADSs. If a holder of ADSs, each representing one preferred share, no par value, of TNCP, wishes to participate in the tender offer, the holder may tender the preferred shares underlying its ADSs through the ADS Tender Agent in accordance with the instructions set forth in the enclosed Letter of Transmittal. If the underlying preferred shares are purchased in the Auction described in the Offer to Purchase under “The Tender Offer—Section 2— Acceptance for Purchase and Purchase of Preferred Shares and ADSs,” those ADSs will be cancelled so that the underlying preferred shares may be sold.

All terms not otherwise defined herein have the meaning set forth in the Offer to Purchase. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold ADSs in your name or in the name of your nominee.

The tender offer is subject to the conditions described in the Offer to Purchase under “The Tender Offer—Section 5—Conditions to the Tender Offer.”

For your information and for forwarding to your clients for whom you hold ADSs registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase dated July 18, 2008;

2.	Letter of Transmittal, to be used for informational purposes. This document cannot be used to tender ADSs registered in the name of a nominee; and

3.	A printed form of letter that may be sent to clients for whose account you hold ADSs registered in your name or in the name of a nominee, with an Instruction Form attached for obtaining such clients’ instructions with regard to the tender offer.

Preferred shares not represented by ADSs can only be tendered in the tender offer by following the instructions in the Offer to Purchase. See “The Tender Offer—Section 3—Procedures for Accepting the Tender Offer and Tendering Preferred Shares and ADSs—Direct Holders of Preferred Shares” in the Offer to Purchase. Do not forward the Letter of Transmittal to clients that do not beneficially own ADSs.

We urge you to contact your clients as promptly as possible.

Please note the following:

1.	The tender offer is open to all holders of preferred shares (including preferred shares represented by ADSs). In order to participate in the tender offer, holders of ADSs may tender the preferred shares underlying their ADSs through the ADS Tender Agent in accordance with the instructions set forth in the Offer Documents. As an alternative to tendering the preferred shares underlying its ADSs through the ADS Tender Agent, an ADS holder may also surrender its ADSs to The Bank of New York Mellon, as ADS Depositary, withdraw the preferred shares underlying the ADSs from the ADS program and participate directly in the tender offer as a holder of preferred shares, allowing sufficient time to complete all necessary steps and make all required arrangements. See “The Tender Offer—Section 3—Procedures for Accepting the Tender Offer and Tendering Preferred Shares and ADSs” in the Offer to Purchase.

2.	Any holder of ADSs that wishes to tender preferred shares underlying ADSs through the ADS Tender Agent must do so no later than 12:00 noon, Brasília time (11:00 a.m., New York City time) (the “ADS Expiration Time”) on August 18, 2008 (such date, as it may be extended by Telemar, the “Expiration Date”). See “The Tender Offer—Section 3—Procedures for Accepting the Tender Offer and Tendering Preferred Shares and ADSs” in the Offer to Purchase. The ADS Tender Agent will then contact a broker authorized to conduct trades on the BOVESPA to tender the preferred shares underlying the ADSs in the Auction as described in the Offer to Purchase under “The Tender Offer—Section 2—Acceptance for Purchase and Purchase of Preferred Shares and ADSs.”

3.

After purchase by Telemar of the preferred shares underlying the ADSs tendered through the ADS Tender Agent (subject to any pro rata reduction of the preferred shares purchased as described in the Offer to Purchase) the Brazilian reais price paid for accepted preferred shares will be credited to the broker selected by the ADS Tender Agent to tender preferred shares underlying ADSs on behalf of ADS holders participating in the tender offer (the “ADS Broker”) three Brazilian business days after the Auction Date. On the same day it receives this amount, the ADS Broker will pay the aggregate Brazilian reais purchase price to the ADS Tender Agent. Upon receipt of that payment, the ADS

Tender Agent will convert the Brazilian reais amount into U.S. dollars based on the spot market rate on the date such payment is received for delivery of U.S. dollars two U.S. business days thereafter. The payment to holders of ADSs will be based on the spot market rate in effect on the date payment is received by the ADS Tender Agent for preferred shares purchased in the tender offer. After receipt by the ADS Tender Agent of payment of the Brazilian reais consideration for purchased preferred shares, conversion of those Brazilian reais into U.S. dollars and returning to ADS holders any tendered ADSs not purchased due to proration, the ADS Tender Agent will make payment to the applicable holders of ADSs the U.S. dollar equivalent (based on then-prevailing exchange rates, net of expenses for converting Brazilian reais to U.S. dollars) of R$33.00 per ADS (for reference, equivalent to approximately U.S.$20.68 per ADS based on the PTAX exchange rate on July 16, 2008, which was U.S.$1.00 = R$1.5956), minus (1) a fee of up to U.S.$5.00 per 100 ADSs or portion thereof for the cancellation of the ADSs representing preferred shares purchased in the tender offer, (2) the combined fee of 0.035% of the purchase price, payable to the BOVEPSA and the CBLC, as described in the Offer to Purchase under “The Tender Offer—Section 1—Terms of the Tender Offer and Expiration Date,” and (3) the holder’s pro rata portion of the fee or commission charged by the ADS Broker to tender preferred shares underlying ADSs on behalf of ADS holders participating in the tender offer. The ADS cancellation fee is payable to The Bank of New York Mellon, as ADS Depositary. In addition, ADS holders must pay any taxes or governmental charges payable in connection with the cancellation of ADSs representing preferred shares purchased in the tender offer. ADS holders will receive the purchase price for preferred shares represented by ADSs purchased in the tender offer in cash by check or, in the case of ADSs held through DTC, by means of delivery of funds to the account maintained at DTC by the DTC participant that has tendered the ADSs.

4.	U.S. federal income tax backup withholding at a rate of 28% may be required, unless the required taxpayer identification information is provided. See Instruction 9 of the Letter of Transmittal.

5.	Any stock transfer taxes applicable to the sale of preferred shares to Telemar pursuant to the tender offer will be paid by the ADS holder, as set forth provided in Instruction 6 of the Letter of Transmittal.

6.	Notwithstanding any other provision of the tender offer, payment for preferred shares represented by ADSs purchased pursuant to the tender offer will in all cases be made only after timely receipt by the ADS Tender Agent of: (a) American Depositary Receipts (“ADRs”) evidencing the tendered ADSs, or a timely confirmation of the book-entry transfer of such ADSs into the account maintained by the ADS Tender Agent at The Depository Trust Company (“DTC”), pursuant to the procedures set forth in the Offer to Purchase under “The Tender Offer—Section 3—Procedures for Accepting the Tender Offer and Tendering Preferred Shares and ADSs,” (b) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or in the case of a book-entry transfer through DTC, an Agent’s Message (as defined in the Letter of Transmittal), and (c) with any other documents required by the ADS Tender Agent and in accordance with the instructions set forth in the Letter of Transmittal.

Telemar will not pay any fees or commissions to any broker, dealer or other person (other than the U.S. Information Agent or the ADS Tender Agent as described in the Offer to Purchase) for soliciting tenders of preferred shares represented by ADSs pursuant to the Offer Documents. Telemar will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients.

Any inquiries you may have with respect to the tender offer and requests for copies of the enclosed materials should be addressed to The Altman Group, the U.S. information agent for the tender offer, at the address and telephone number set forth on the back cover page of the Letter of Transmittal.

Very truly yours,

Telemar Norte Leste S.A.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF TELEMAR, THE ADS TENDER AGENT, THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE TENDER OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.